CONFIDENTIAL, FOR USE OF COMMISSION ONLY

May 4, 2005


Via EDGAR, Facsimile and UPS Express

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn:       Nili Shah
            Mail Stop 0510


Re: Human Pheromone Sciences, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 filed March 30, 2005 (File No. 0-23544)

Ladies and Gentlemen:

         This letter is in response to your letter dated April 22, 2005, which sets forth the Staff's comments regarding the above referenced filing of Human Pheromone Sciences, Inc. (the "Company"). For your convenience, the Staff's comments are reproduced below in bold type and are followed by the Company's response. The Company proposes to make additional disclosures in response to certain of the Staff's comments in the Company's future filings and in such cases the form of the proposed disclosures are described in the Company's responses. Of course, the disclosure that will actually be given in a future filing will be modified as necessary to reflect the particular facts and circumstances present for the reported periods.

         Set forth below are the Company's responses to the comments contained in the Staff's letter:

     1. MD&A

                  We note that your accounts receivable balance as of December 31, 2004 has increased 582% when compared to your balance as of December 31, 2003, which significantly impacted your cash flows used in operations. We further note that the net revenue increased by 76% for fiscal year 2004 as compared to fiscal year 2003 and that your receivable day sales outstanding has increased to 54.6 days as of December 31, 2004 from 24.7 days as of December 31, 2003. Due to the significant impact of your receivables on your cash flows used in operations, your historical cash flows used in operations, and the volatility of timing in collecting accounts receivable, please provide the following information, at a minimum, in future filings of your Form 10-KSB and Forms 10-QSB.


     The increase in our accounts receivable, which impacted our cash flows used in operations, as well as the increase in net revenue and receivable day sales outstanding is primarily a result of an increase in product shipments to two of our largest customers in December 2004. Based on historical patterns these orders would have been placed and shipped in the first quarter of 2005.

     Because of the timing of these shipments to our customers, there was a major increase in accounts receivable outstanding at December 31, 2004 as compared with the prior year end. This factor also resulted in the significant variance in the receivable day sales outstanding on December 31, 2004 as compared with the year ended December 31, 2003. In addition, the percentage of sales occurring in the last month of the quarter has increased from 25% of sales in 2003 to 41% in 2004. This higher concentration of sales in the last month of the quarter increases the receivable days outstanding. Since the calculation is based on averages, it overstates the actual days that our receivables are outstanding.

     We advise the Staff that 98% of the accounts receivable outstanding at December 31, 2004 was fully collected before our annual audit began. We extend 30 day terms to our largest customers, since they represent the highest level of credit-worthiness; for other customers, especially those outside the United States, we require payment in advance, and do not make shipments until we receive payment.

     o Historical sources of cash (e.g. operations, sale of REALM product lines, financing, etc.)

                  In recent years, we raised our funding through sales of equity or asset sales. As stated in the Risk Factor section of the 10-KSB, we have not sustained profitable operations since 1997. As liquidity circumstances require, we will expand discussions of all sources of cash resources, including historical sources and future requirements and potential sources.

     o   Trends and uncertainties related to cash flows and liquidity.

                  For fiscal year 2004, you stated that you expected your 2004 sales to decline due to maturing fragrance lines with shortening life cycles; however, your fiscal year 2004 sales increased by 76%. Your results of operations and liquidity discussion should provide a comprehensive analysis of known trends and uncertainties related to revenue, including your expectations of the impact of maturing product lines and new operating focus of licensing your human pheromone patents on future sales.

                  We sell our pheromones to companies involved in the worldwide fragrance and ancillary consumer products markets. Most industry market studies have shown that a product life cycle is typically not more that three years. Our expectation was based on that belief and on historical trends. We were surprised by the increase in the customer orders. The apparent increases in the business of our customers required additional purchases of product by them. In the future, we will make every reasonable effort for a small company to better evaluate the needs of our clients, working with them, to more adequately forecast our periodic sales. In the future we will provide a comprehensive analysis of known trends and uncertainties related to revenue, including our expectation of the impact of maturing product lines and new operating focus of licensing our human pheromone patents on future sales.


     o   Trends and uncertainties related to cash flows and liquidity.

                  Your gross profit margin increased to 81% in fiscal year 2004 as compared to 73% in fiscal year 2003 and your S G & A as a percentage of net revenue decreased to 124% in fiscal year 2004 as compared to 164% in fiscal year 2003. Due to the significance of the changes between periods presented, please provide a comprehensive analysis of these significant trends. For example, provide more specifics for why pheromone costs decreased in fiscal 2004.

                  During late 2003, we altered sourcing arrangements to work directly with the manufacturer, rather than going through a third party. This resulted in a large reduction in cost of goods and the improved gross margin. Also, profit margins increased because of the increased sales of higher gross margin products.

                  When the SGA relationship is so affected in the future, we will provide reasons for such reduction in costs, in more detail. Since we do not anticipate such a major increase in net revenue in the future we would not anticipate this type of reduction of expense as a percentage of net revenue. However, if it recurs, we will provide a more detailed evaluation and explanation.

     o Detailed discussion and analysis regarding the trends and uncertainties surrounding the collectibility of accounts receivable, including why your day sales outstanding significantly increased when compared to the prior period.

                  As discussed above, over 98% of our December 31, 2004 accounts receivable was collected before our annual audit began. Our stringent credit policies were discussed above. If we believe there is an increase in uncertainty of collectibility of accounts receivable, we will provide more detailed discussion.

     o Detailed discussion and analysis regarding your ability to meet your short-term and long-term cash requirements. Specifically, discuss how you intend to generate or obtain cash (e.g., business operations, asset sales, debt issuances, stock issuances, etc.) and how you intend to maintain your operations.

                  In future discussions, we will expand the description of our ability to meet our short-term and long-term cash requirements. If it is determined that we need financing to maintain operations, we will explore the options that we feel are available to the Company, such as stock issuances.

     The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


     Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the postage-paid and return-addressed UPS Express envelope provided.

     If you have any questions regarding this response please contact me at 408-938-3030.

                                       Very truly yours,


                                       /s/ Gregory S. Fredrick
                                       -----------------------
                                       Gregory S. Fredrick
                                       Chief Financial Officer



cc:      William P. Horgan - Chairman and CEO